

Mail Stop 3561

January 11, 2018

Richard T. Marabito
Chief Financial Officer
Olympic Steel, Inc.
22901 Millcreek Boulevard, Suite 650
Highland Hills, Ohio 44122

> **Re:** **Olympic Steel, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2016**
> **Filed March 2, 2017**
> **File No. 000-23320**

Dear Mr. Marabito:

    We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

> Sincerely,
>
> /s/ Melissa Raminpour
>
> Melissa Raminpour
> Branch Chief
> Office of Transportation and Leisure